SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.

                                   FORM U-6B-2
                           Certificate of Notification

         Filed by a registered holding company or subsidiary thereof pursuant to Rule U-20-(d) or U-47 or U-52, adopted under the Public Utility Holding Company Act of 1935, as amended.

Certificate is filed by:

NFR POWER, INC. ("POWER"), a subsidiary of National Fuel Gas Company, a registered holding company

         This certificate constitutes notice that the above named company has issued, renewed or guaranteed the securities or securities described herein which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48.

1.       Type of securities or instruments :Demand Note

2.       Issue, renewal or guaranty:        Issue

3.       Principal amount of each security: $125,931.00

4. Rate of interest per annum of each security: Interest accrues daily at the "Daily Rate" as defined in Article III of that certain National Fuel Gas Company and Participating Subsidiaries Agreement Regarding the Operation of, and Participation in, the National Fuel Gas System Money Pool, dated as of March 23, 1998.

5.       Date of issue, renewal or guaranty of each security: June 29, 1999

6.       If renewal of security,  give date of original  issue:  Not  Applicable
         ("N/A")

7.       Date of maturity of each security: N/A -- Demand Loans

8. Name of the person to whom each security was issued, renewed or guaranteed: National Fuel Resources, Inc.

9.       Collateral given with each security, if any: None

10.      Consideration received for each security: Cash

11.      Application of proceeds of each security: General business purposes

12. The issue, renewal or guaranty of each security was exempt from the provisions of Section 6(a) because of Rule 52

13.      If the  security  or  securities  were exempt  from the  provisions  of
         Section 6(a) by virtue of the first sentence of Section 6(b), give the figures which indicate that the security or securities aggregate (together with all other than outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) not more than 5 per centum of the principal amount and par value of the other securities of such company then outstanding: N/A.

14. If the security or securities are exempt from the provisions of Section 6(a) because of the fourth sentence of Section 6(b), name the security outstanding on January 1, 1935, pursuant to the terms of which the security or securities herein described have been issued: N/A.

15. If the security or securities are exempt from the provisions of Section 6(a) because of any rule of the Commission other than Rule U-48 designate the rule under which exemption is claimed: Rule 52.


SIGNATURES

         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this Form to be signed on their behalf by the undersigned thereunto duly authorized.


NFR POWER, INC.



By   /s/Robert J. Kreppel
     --------------------
         Robert J. Kreppel
         President


Date:    July 6, 1999